COMMERCE ONE AGREES TO SELL ASSETS

CHAPTER 11 BANKRUPTCY ACTION INITIATED TO IMPLEMENT SALE

SRM DIVISION TO CONTINUE IN NORMAL OPERATION

October 7, 2004 – San Francisco, CA - Commerce One ("Commerce One" or the "Company") announced that on October 6, 2004 it entered into a binding Asset Purchase Agreement to sell its SRM Division ("SRM") and certain of its other assets to an investment group composed of ComVest Investment Partners II LLC ("ComVest") and DCC Ventures, LLC ("DCC"), who are Commerce One's largest creditors. To implement the sale transaction, and consistent with previously announced intentions, the Company filed for Chapter 11 bankruptcy protection on October 6th.

Mark Pecoraro, Senior Vice President and General Manager of SRM operations said: "I view the sale as a very positive outcome for SRM customers and employees and for creditors of Commerce One. We are gratified by the support we have received from our many loyal customers and believe ComVest and DCC are strongly committed to making our SRM business even better." Pecararo also noted "the sale includes Commerce One's Conductor technology. This allows us the flexibility to use Conductor to enhance our SRM product suite, while retaining the ability to develop Conductor on a stand-alone basis.

Under the Asset Purchase Agreement, Commerce One will sell substantially all of its business operations to the buyers in exchange for the forgiveness of approximately $4 million in debt plus certain additional amounts of funding that the buyers have committed to provide, as described in the agreement, that is required to pay the salaries of SRM Division employees and Conductor employees prior to consummation of the sale. The agreement also provides that the buyers will release a portion of their existing liens on certain other Commerce One assets simultaneously with the consummation of the transaction. .

The sale is subject to bankruptcy court approval and to the satisfaction of various closing conditions, and is subject to the receipt by Commerce One of higher and better bids during the bankruptcy approval process.

*   *   *   *   *

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These forward-looking statements include statements concerning expectations regarding our efforts to sell all or substantially all of our assets and our expectations regarding the continuation of the SRM operations. These statements reflect the current views and assumptions of Commerce One, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. These factors include, but are not limited to, the following: our ability to close the asset sale in a timely fashion or at all; our ability to meet the closing conditions in the Asset Purchase Agreement; receipt of bankruptcy court approval of the sale of our assets and related matters; constraints imposed by our limited capital; our ability to obtain sufficient funds in the time period required in order to fund our ongoing operations; the inability to collect our outstanding accounts receivable; the depressed market for new technology investments; our ability to generate interest in our assets in a sale context; actions taken by regulatory bodies that are out of our control; various external factors, including economic, political and other global conditions; and various other risks including, without limitation, those discussed in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2003, our quarterly report on Form 10-Q for the quarter ended June 30, 2004 and our current reports on Form 8-K. The information provided in this press release is current as of the date of its publication. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Contact: Commerce One
       415-644-8700